Communications Sales & Leasing, Inc.
CSL Capital, LLC
10802 Executive Center Drive
Benton Building, Suite 300
Little Rock, AR 72211

July 30, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-1004

Re:                             Communications Sales & Leasing, Inc.

CSL Capital, LLC

Registration Statement on Form S-4 (File No. 333-205450)

Request for Acceleration of Effective Date

Communications Sales & Leasing, Inc. and its wholly-owned subsidiary CSL Capital, LLC (collectively, the “Registrant”) hereby request that the effective date of the above-referenced Registration Statement (the “Registration Statement”) be accelerated so that it will become effective at 4 p.m. (Eastern Time) on July 31, 2015, or as soon thereafter as is possible.

In the event that there is any change in the acceleration request set forth in the preceding paragraph, the Registrant will promptly notify the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of such change, in which case the Registrant may be making an oral request for acceleration of the effectiveness of the Registration Statement in accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Securities Act”).  Such request may be made by any officer of the Registrant or by any lawyer with Kutak Rock LLP.

The Registrant confirms that it is aware of its obligations under the Securities Act.  In addition, the Registrant hereby acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and

•                  the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call the undersigned at (501) 850-0844 or Geoffrey Neal of Kutak Rock LLP at (501) 975-3155 if you have any questions about this letter.

Very truly yours,

COMMUNICATIONS SALES & LEASING, INC.

By:	/s/ Daniel L. Heard
Name:	Daniel L. Heard
Title:	Senior Vice President — General Counsel and Secretary

CSL CAPITAL, LLC

By:	/s/ Daniel L. Heard
Name:	Daniel L. Heard
Title:	Manager